Exhibit 99.1

Huadi International Group Co., Ltd. Announces Half-Year 2021 Financial Results

WENZHOU, China, August 26, 2021 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announced its interim financial results for six months ended March 31, 2021.

Financial Highlights for the First-Half 2021

	For Half-Year Ended March 31
($ millions, except per share data)	2021	2020	% Change
Revenue	$29.89	$25.56	16.94%
Gross profit	$5.35	$6.30	-15.08%
Gross margin	17.90%	24.65%	-17.65%
Operating income	$0.68	$3.51	-80.63%
Net income (loss) attributable to Huadi International	$0.64	$2.65	-75.85%
Diluted earnings (loss) per share	$0.06	$0.27	-77.78%

●	Revenue increased by 16.94% to $29.89 million for the six months ended March 31, 2021 from $25.56 million for the same period in 2020, primarily due to the growth in the number of domestic clients and sales

●	Gross profit decreased by 15.08% to $5.35 million for the six months ended March 31, 2021 from $6.30 million for the same period in 2020. The decrease of gross profit was primarily due to that we lowered the price of our products sold to attract new clients

●	Operating income was $0.68 million for the six months ended March 31, 2021, compared to $3.51 million for the six months ended March 31, 2020

●	Net income attributable to Huadi International during the six months ended March 31, 2021 was $0.64 million, compared to $2.65 million for the same period last year

●	Basic and diluted earnings per share was $0.06 for the six months ended March 31, 2021, compared to $0.27 million for the same period in 2020

“We accelerated our growth momentum during the six months ended March 31, 2021, growing our total revenue by 16.94% as compared with the same period of last year. We are firmly committed to carrying out our corporate mission, meticulous execution of growth strategies, methodical expansion in both overseas and domestic markets, proactive engagement of Huadi clients through innovative products, and prudent investment in sales and marketing initiatives. Going forward, we plan to refine our competitive edge, deepen our expertise in stainless steel seamless pipes and tubes products, and expand our brand influence among our clients on a global basis”, commented Mr. Di Wang, Chairman of Huadi International Group Co., Ltd.

Financial Results for the Six Months Ended March 31, 2021

Revenue

For the half-year ended March 31, 2021, revenue increased by $4.33 million or 16.94% to $29.89 million from $25.56 million for the same period in 2020. The increase was primarily due to the growth in the number of our domestic clients and sales.

Gross Profit

Gross profit decreased by $0.95 million or 15.08% to $5.35 million for the six months ended March 31, 2021 from $6.30 million for the same period in 2020. The decrease of gross profit was mainly due to that we lowered the price of our products sold to attract new customers in order to expand our market share.

Operating Expenses

Selling, general and administrative expenses increased by $1.79 million, or 91.79%, to $3.74 million for the six months ended March 31, 2021 from $1.95 million for the same period in 2020. The increase in SG&A expenses was primarily due to 1) increase of expenses related to our initial public offering completed in January 2021. 2) increase of one-off cash compensation and performance bonuses that we paid to our core employees during the reporting period.

Research and development expenses increased by $0.10 million, or 12.05%, to $0.93 million for the half year ended March 31, 2021 from $0.83 million for the same period in 2020.

Total operating expenses increased by $1.88 million, or 67.38%, to $4.67 million for the half-year ended March 31, 2021 from $2.79 million for the same period in 2020.

Total Operating Income

Total operating income was $0.68 million for the six months ended March 31, 2021, decreased by $2.83 million or 80.63% from $3.51 million during the same period in 2020. The decrease was primarily due to the increase in SG&A expenses.

Other Income (Expenses)

Interest expenses were $0.93 million for the half-year ended March 31, 2021, compared to $1.04 million for the same period during the prior year. Other net income was $0.96 million for the half-year ended March 31, 2021, compared to $0.55 million for the same period during the prior year. As a result, total net other expenses were $0.03 million for the half-year ended March 31, 2021, compared to total net other expenses of $0.49 million for the same period during the prior year.

Net Income (loss) and earnings (loss) per share

As a result of the factors described above, our net income was $0.64 million for the half-year ended March 31, 2021, compared to a net income of $2.68 million for the same period during the prior year.

After deducting for non-controlling interests, net income attributable to Huadi International was $0.64 million, or basic and diluted earnings of $0.06 per share, for the six months ended March 31, 2021. This compared to net income attributable to Huadi International of $2.65 million, or $0.27 per share, for the same period in the prior year.

Financial Condition

As of March 31, 2021, cash and cash equivalents totaled $19.71 million, compared to $0.80 million as of September 30, 2020. Short-term bank borrowings were $32.35 million as of March 31, 2021, compared to $31.22 million as of September 30, 2020.

Net accounts receivable was $14.20 million as of March 31, 2021, compared to $13.62 million as of September 30, 2020. Inventories were $23.62 million as of March 31, 2021, compared to $20.84 million as of September 30, 2020. Accounts payable was $1.30 million as of March 31, 2021, compared to $1.86 million as of September 30, 2020.

Total current assets and current liabilities were $68.74 million and $43.74 million, respectively, leading to a current ratio of 1.57 as of March 31, 2021. Total current assets and current liabilities were $47.35 million and $43.33 million, respectively, leading to a current ratio of 1.09 as of September 30, 2020.

Recent Developments

On April 9, 2021, the Company was awarded stainless steel seamless pipe order contracts that worth RMB 20.65 million (approximately US $3.2 million) after winning the bid for a mining project in Gansu province, China.

On March 17, 2021, the Company announced that it was awarded stainless steel seamless pipe order contracts that worth RMB 10.2 million (approximately US $1.6 million) after winning bid for a mining project in China Gansu province.

On March 03, 2021, the Company announced that it has been awarded RMB 12.45 million (approximately US $1.95 million) stainless pipe order contracts after winning bids for two chemical-related projects.

In January 2021, the Company completed an initial public offering on the NASDAQ stock exchange market and raised $25 million by offering 3.1 million shares at $8.00 per share, the high end of the range of $7 to $8. At pricing, the Company commanded a market value of $106 million.

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com

Investor Relations:

Dong Cao, CFA

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +86 13502048965

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND SEPTEMBER 30, 2020

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	March 31, 2021	September 30, 2020
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$19,713,319	$796,794
Restricted cash	947,422	908,410
Accounts receivable, net of allowance for doubtful accounts of $3,016,194 and $2,910,554, respectively	14,200,426	13,618,697
Accounts receivable – related parties	1,462,527	1,914,380
Notes receivable	1,918,182	555,612
Inventories	23,615,683	20,837,594
Advances to suppliers	1,683,511	998,123
Advances to suppliers – related parties	4,582,050	5,342,512
Other receivables	619,310	2,375,031
Total current assets	68,742,430	47,347,153
Property, plant and equipment, net	7,216,025	6,687,642
Intangible assets, net	2,375,128	1,202,687
Long-term investments	13,937,452	13,449,305
Deferred tax assets	452,429	436,583
TOTAL ASSETS	$92,723,464	$69,123,370
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,299,469	$1,855,047
Accrued expenses and other current liabilities	1,589,502	1,587,826
Notes payable	1,785,769	1,517,026
Advances from customers	2,253,984	1,515,452
Due to related parties	506,394	1,407,711
Short-term borrowings	32,354,467	31,221,280
Tax payable	3,947,312	4,230,328
TOTAL LIABILITIES	43,736,897	43,334,670

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 13,125,000 and 10,000,000 shares issued and outstanding, respectively	2,625	2,000
Additional paid-in capital	44,211,336	22,531,620
Retained earnings (Accumulated deficit)	476,719	(159,189)
Accumulated other comprehensive income	4,058,041	3,189,856
Total equity attributable to Huadi International Group Co., Ltd.	48,748,721	25,564,287
Equity attributable to non-controlling interests	237,846	224,413
Total shareholders’ equity	48,986,567	25,788,700
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$92,723,464	$69,123,370

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2020

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2021	2020
Sales	$29,887,244	$25,557,407
Cost of sales	(24,534,360)	(19,259,740)
Gross profit	5,352,884	6,297,667

Operating expenses:
Selling, general and administrative	3,742,726	1,953,069
Research and development	928,582	834,351
Total operating expenses	4,671,308	2,787,420

Operating income	681,576	3,510,247

Other income (expenses):
Interest expenses, net	(926,237)	(1,042,184)
Other income, net	956,618	554,456
Total other expenses, net	30,381	(487,728)

Income before income taxes	711,957	3,022,519
Income tax provision	(69,626)	(341,280)

Net income	$642,331	$2,681,239

Net income attributable to non-controlling interests	6,423	26,812

Net income attributable to Huadi International Group Co., Ltd.	$635,908	$2,654,427

Net income	$642,331	$2,681,239

Other comprehensive income:
Foreign currency translation adjustment	875,195	174,202

Total comprehensive income	1,517,526	2,855,441
Comprehensive income attributable to non-controlling interests	8,752	1,742

Comprehensive income attributable to Huadi International Group Co., Ltd.	$1,508,774	$2,853,699

Basic and diluted earnings per share
Basic	$0.06	$0.27
Diluted	$0.06	$0.27
Weighted average number of shares outstanding
Basic	11,041,667	10,000,000
Diluted	11,041,667	10,000,000

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